

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 22, 2016

Via E-mail
Anthony M. Sanfilippo
Chief Executive Officer and Director
PNK Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

Re: **PNK Entertainment, Inc.**
         Form 10-12B
         Filed December 22, 2015
         File No. 001-37666

Dear Mr. Sanfilippo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note from your disclosure regarding the OpCo Cash Payment, including on page 4, that you expect to incur debt pursuant to either the Bridge Commitment Letter or the Takeout Commitment Letter, and that you may also issue senior unsecured notes in connection with the Takeout Commitment Letter. We further note that, in connection with the distribution, a portion of the proceeds of your borrowings will be transferred to Pinnacle and such cash will be used to pay off a portion of Pinnacle's existing indebtedness. Please provide us supplementally with your analysis of the impact of these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

2.   Please tell us how you determined it was not necessary to present an exhibit for Computation of Ratio of Earnings to Fixed Charges. Please refer to Item 601 of Regulation S-K.

3.   Please tell us how you determined it was not necessary to include Rule 3-05 financial statements for your acquisition of Ameristar Casinos, Inc.

Summary

Will OpCo have any debt?, page 4

4.   We note your disclosure on page 5 stating that you will use the proceeds of loans under either the Bridge Facility or the Takeout Facilities, as applicable, together with the proceeds from any Senior Notes, if applicable, to pay transaction fees and expenses. We further note your disclosure on page 53 stating that the OpCo Cash Payment will be reduced on a dollar-for-dollar basis by "all Pinnacle transaction expenses up to and including either $32,000,000 if the merger is completed on or prior to March 31, 2016 or $25,000,000 if the merger is completed after March 31, 2016 and . . . one-half of a potential fee related to third party consent." Finally, we note that your pro forma balance sheet on page 62 includes a cash adjustment of ($60,125,000) for "the payment of estimated transaction expenses required to close the transaction." Please revise your disclosure in an appropriate section of the prospectus to briefly identify and quantify the expected transaction expenses and to describe which parties are responsible for the payment thereof.

5.   Please disclose the interest rates, amortization schedules, prepayment terms, and other material terms you expect to be applicable to loans under the Bridge Facility and the Takeout Facilities.

6.   Please advise us what consideration you have given to filing the Bridge Commitment Letter and the Takeout Commitment Letter as exhibits to this Form 10. Refer to Item 601(b)(10) of Regulation S-K.

Summary of the Separation

OpCo Cash Payment, page 10

7.   Please revise to disclose the amount of the OpCo Cash Payment and the portion of Pinnacle's indebtedness that will be paid off by the OpCo Cash Payment, or tell us why you do not believe such disclosure is material.

Conditions to the Distribution, page 10

8.   We note your disclosure regarding the plan of reorganization. Please revise your disclosure to describe this plan of reorganization in more detail. Additionally, please tell us what consideration you have given to providing a diagram depicting the organizational structure prior to and/or immediately following the reorganization.

9.   We note that one of the conditions to the spin-off is that you shall have received surplus and solvency opinions from a nationally-recognized valuation or accounting firm or investment bank. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Risk Factors, page 16

10.   We note that you plan to enter into several related party agreements with Pinnacle and/or Gaming and Leisure Properties Inc., including the Separation and Distribution Agreement, Employee Matters Agreement, Master Lease, and Tax Matters Agreement. Please include risk factor disclosure specifically addressing the fact that these agreements were not negotiated on an arm's length basis and describing the risks arising from any conflicts of interest in negotiating and performing under the agreements, or tell us why you believe such disclosure is not material.

11.   We note your discussion in this section of the obligations to satisfy certain non-monetary obligations that may be imposed if GLPI mortgages the properties. To the extent material, please briefly describe these obligations in an appropriate section of the prospectus.

The Separation, page 47

12.   We note that you will be retaining the Belterra Park property and excess land at certain locations following the separation and distribution, while Pinnacle will retain the ownership or leasing of the remainder of its real property. Please revise your disclosure to briefly explain why you will retain the Belterra Park property and the excess land and the criteria used to determine which property assets you would retain.

Reasons for the Separation, page 47

13.   We note your disclosure stating that the "proposed separation will meaningfully reduce OpCo's conventional leverage and will provide financial flexibility to capitalize on internal and external growth opportunities." We also note your risk factor disclosure on page 24 under the heading "Our expected indebtedness and projected future borrowings could adversely affect our financial health . . . ," including the reference to your "anticipated high levels of debt." Please clarify what you mean by "conventional leverage," and please revise your disclosure to reconcile these statements, or advise us why no reconciliation is needed.

The Master Lease, page 50

14.   We note that the initial rent payment is subject to adjustment. Please tell us if the detail of the potential adjustments are disclosed in your filing or revise your filing to disclose more detail of the potential adjustments.

Capitalization, page 57

15.   We note the line item in your capitalization table labeled "New senior unsecured notes offered hereby." Please revise to clarify that no senior unsecured notes are being offered by this Form 10.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 61
.
16.   Please tell us the terms of the transaction that resulted in your determination that the leaseback of the gaming facilities will not qualify for sale-leaseback accounting. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

17.   We note your adjustment a in Note 3 and adjustments d in Notes 4 and 5. Please clarify for us if you will have the terms of your financing finalized before requesting effectiveness. We may have further comment.

18.   We note your adjustment c in Note 3. Please tell us how you determined that these costs are factually supportable. Please refer to Article 11 of Regulation S-X.

19.   Please revise pro forma adjustment g in Note 3 to provide an expanded discussion of how the transaction will result in the impairment of intangible assets. Further, please revise to disclose how you determined fair value in your impairment assessment.

20.   We note your adjustment g in Note 3. Please clarify for us if you will complete Step 2 of the goodwill impairment test prior to requesting effectiveness. We may have further comment.

21.   We note your adjustment j in Note 3 which removes approximately $3.6 billion in debt to be assumed by Merger Sub. On page 4 of your filing, you state that $2.7 billion of debt will be assumed by GLPI. Please reconcile these different amounts for us. To the extent this difference is due to adjustment d in Note 3, please revise your filing to clarify.

22.   We note your adjustment k in Note 3. Please clarify for us how you determined 12% is the appropriate incremental borrowing rate and that 35 years is the appropriate term. Further, please tell us how you considered the variable nature of the rent payments and that your rent payment for the first year is subject to adjustment. Within your response, please reference the authoritative accounting literature management relied upon.

23.   We note your adjustment o in Note 3. Please revise to include a table detailing the pro
        forma adjustments impacting Adjusted paid-in capital and cross reference the table to the
        related adjustments elsewhere in Note 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Financing in Connection with GLPI Transaction, page 86

24.   Please revise your disclosure to discuss the conditions pursuant to which funding is
        available under the Bridge Commitment Letter and the Takeout Commitment Letter. We
        note the disclosure included under the heading "Financing of the Transactions—
        Pinnacle's Financing" on pages 100-101 of the Registration Statement on Form S-4, as
        amended, filed by Gaming & Leisure Properties, Inc. on December 23, 2015 (File No.
        333-206649).

Contractual Obligations and Other Commitments, page 86

25.   Please revise to also provide a table of contractual obligations on a pro forma basis.

Critical Accounting Estimates

Indefinite-lived Intangible Assets, page 88

26.   We note your adjustment g on page 67 regarding non-cash impairment of other intangible
        assets and the potential impairment of goodwill. Please clarify for us how you
        determined this impairment should not yet be reflected in the financial statements. Also,
        please tell us how you determined it was not necessary to discuss this impairment in your
        management's discussion and analysis.

Description of Capital Stock, page 144

27.   Please disclose the number of shares of your common stock that you expect to be subject
        to outstanding options, restricted stock units, or other warrants, rights, or convertible
        securities immediately following the distribution, or tell us why you believe such
        disclosure is not material. Refer to Item 201(a)(2) of Regulation S-K.

Financial Statements

Note 7 – Investments and Acquisition Activities, page F-28

28.   We note that you have recorded intangible assets not subject to amortization in

connection with the acquisition of Ameristar Casinos, Inc. and related to Belterra Park's VLT license. Please tell us more about the trade names and gaming licenses and the factors you considered in determining that they have an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade names and gaming licenses. See ASC 350-30-35-1 through -5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Stephen F. Arcano
        Skadden Arps